EXHIBIT 99.1

B.O.S Announces 1-for-4 Reverse Split of Ordinary Shares Effective as of December 14, 2012

The Company hereby announces that the reverse share split previously announced by the Company on October 31, 2012, shall become effective on December 14, 2012. Pursuant to the reverse split, each 4 Ordinary Shares, NIS 20.00 nominal value per share, will be converted into one Ordinary Share, NIS 80.00 nominal value per share. No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded up to the next higher whole number of shares.

As of December 13, 2012, there were 4,472,298 Ordinary Shares outstanding and after the reverse split there will be 1,118,081 Ordinary Shares outstanding. The exchange agent for the reverse split is American Stock Transfer & Trust Company, whose address is 6201 15th Avenue, Brooklyn, N.Y. 11219 (tel:  (718) 921- 8317 or (877) 248-6417). Once effective, the post-split shares will trade on the Nasdaq Capital Market under the same symbol "BOSC".